UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On February 26, 2024, MorphoSys AG (the “Company”) published three notifications of major holdings from Bank of America Corp., DWS Investment GmbH and The Goldman Sachs Group, Inc.

Exhibits

99.1    Notification of Major Holdings from Bank of America
99.2    Notification of Major Holdings from DWS Investment GmbH
99.3    Notification of Major Holdings from Goldman Sachs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: February 26, 2024
    By:    /s/ i.A. Inge Altinger-Ralle
        Name: Inge Altinger-Ralle
        Title:    Specialist Corporate Publishing

    By:    /s/ i.A. Robert Mayer
        Name: Robert Mayer
        Title:    Director Investor Relations